UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702-5627

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements of the Idaho Power Company Employee Savings Plan
as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 10

Supplemental Schedule as of December 31, 2015:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	12

Exhibits:

Index	13

23.1 Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee, Plan Administrator, and Participants
Idaho Power Company Employee Savings Plan
Boise, Idaho

We have audited the accompanying statement of net assets available for benefits of Idaho Power Company Employee Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Idaho Power Company Employee Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, as of December 31, 2015 and 2014 and for the year ended December 31, 2015, the Plan adopted the new accounting guidance in Accounting Standards Update 2015-12 "Plan Accounting (Topics 960, 962 and 965) - (Part II): Plan Investment Disclosures” to simplify the investment disclosure requirements.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ EIDE BAILLY LLP

Mankato, Minnesota

June 23, 2016
IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
INVESTMENTS – at fair value:
Participant-directed	$453,605,672	$460,274,075
RECEIVABLES:
Notes receivable from participants	6,675,682	6,437,911
Participant contributions	568,564	474,600
Employer contributions	223,390	193,219
Total receivables	7,467,636	7,105,730
TOTAL ASSETS	461,073,308	467,379,805
NET ASSETS AVAILABLE FOR BENEFITS	$461,073,308	$467,379,805

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015
CONTRIBUTIONS:
Participant contributions	$19,290,363
Employer contributions:
Cash	6,894,659
Total contributions	26,185,022
INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	(15,585,501)
Dividends and interest	15,139,302
Net investment loss	(446,199)
DEDUCTIONS:
Benefits paid to participants	31,773,185
Administrative expenses	272,135
Total deductions	32,045,320

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(6,306,497)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	467,379,805
End of year	$461,073,308

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document, as amended, for more complete information on the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees (full-time, part-time, and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (collectively, the Company), including Idaho Power Company (the Plan Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan Sponsor's fiduciary committee controls and manages the operation and administration of the Plan.  Mercer Trust Company (Mercer) is the trustee of the Plan.

Eligibility - Employees who have attained 18 years of age are eligible to participate in the Plan and may enroll on their hire date; however, matching contributions are only vested upon completion of twelve months of employment.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan.  Employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature.  A participant may elect to contribute to any or all features up to 100 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations.  Eligible employees who do not make an affirmative election to participate (or to not participate) in the Plan are, subject to notice required by the IRC, deemed to have made an election to make a deferral contribution of 6 percent of the employee's compensation, which the employee can alter or revoke at any time.

The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant’s first 2 percent of eligible pay contributed to the Plan and 50 percent of the next 4 percent of eligible pay contributed to the Plan.  Participant contributions in excess of 6 percent of eligible pay are not matched by the Company.  Participants may also contribute certain rollover contributions from other plans.

Participant Accounts - Individual accounts are maintained for each Plan participant for each Plan feature, as applicable.  Each participant’s account is credited, as applicable, with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses, and as applicable, any administrative expenses.  Gains and losses on investments are allocated to participants’ accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan offers 12 ready-mixed (target date) portfolios, 26 core mutual funds, and IDACORP common stock as investment options for participants.  Upon enrollment in the Plan, a participant may direct deferrals and employer contributions in any of the investment options offered by the Plan. Participants may change their investment options daily. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

Vesting - Participants are fully vested immediately in their own contributions, plus actual earnings thereon.  Matching contributions are vested only for participants who have completed twelve cumulative months of service.  Matching contributions that are forfeited may be used to reduce the Company’s matching contribution in the year following the year in which the forfeiture arose.  Matching contributions of $14,908 were forfeited during the year ended December 31, 2015.  Previously forfeited matching contributions and earnings thereon of $13,151 were used to reduce the Company’s matching contribution during the year ended December 31, 2015.

Notes Receivable from Participants - Under certain circumstances participants may borrow against their vested account balances.  The maximum principal amount of any loan is the lesser of (i) 50 percent of the balance of a participant’s vested account balance, determined on the day of the loan, minus the balance of all other loans from all other qualified plans, outstanding on that date, or (ii) $50,000, minus the participant’s highest outstanding principal balance of loans from the Plan, and from all other qualified plans, to the participant during the period of one year ending on the day preceding the origination of the loan being requested. Amounts held in a self-directed brokerage fund are included in the calculation of the maximum principal amount available for a loan but may not be used as a source for a loan.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years.  The Plan permits only one outstanding loan per participant at a time. Principal and interest are paid through payroll deductions and credited to the participant's account. As of December 31, 2015, participant loans have maturities through 2025 at interest rates ranging from 4.25 percent to 9.25 percent.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant’s disability, termination of employment, or death.  In the event of disability or termination of employment, benefits are distributed when the participant elects to receive a distribution, which may be in the form of a lump sum distribution or monthly, quarterly, semi-annual, or annual installments, or when the participant is required to take a minimum distribution as defined by the IRC.  Upon the death of a participant, a beneficiary who is not a surviving spouse may take a lump sum distribution or elect an installment form of payment (monthly, quarterly, semi-annual, or annual) for a payment period of up to five years.  A beneficiary who is a surviving spouse may take a lump sum distribution, elect an installment form of payment (monthly, quarterly, semi-annual, or annual) or remain in the Plan, subject to the mandatory minimum distribution requirements of the IRC.  The Plan conditionally offers certain additional benefits to survivors of participants who die while performing qualified military service, as defined in the IRC.  Notwithstanding the above, in the event of death, disability, or termination of employment, for account balances of $1,000 or less, a lump sum payment will be made automatically.  Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals from the Deferred and Rollover Features to be made (1) by participants who have incurred a hardship (as defined in the Plan) or (2) as frequently as once per calendar quarter by participants who have attained age 59 ½.  In-service withdrawals also are permitted with respect to a participant’s after-tax contributions invested in the Savings Feature as frequently as once per calendar quarter.  In-service withdrawals are permitted from the Roth 401(k) Feature if they are qualified distributions.

The Plan permits qualified reservist withdrawals of a participant's contributions from amounts attributable to elective deferrals in the Plan to be made by participants who are ordered or called to active military duty at specified times if certain conditions specified in the Plan are satisfied.

The Plan allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP.  The Plan allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ materially from those estimates.

Risks and Uncertainties - Participants in the Plan invest in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market volatility risks.  Based on the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' accounts and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments.  Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The classification of investment earnings reported in the Statement of Changes in Net Assets Available for Benefits may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses had been recorded as of December 31, 2015 and 2014.

Payment of Benefits - Benefits are recorded when paid.  There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2015 or 2014.

Administrative Expenses – Administrative expenses and certain fees relating to the Plan are shared by the Plan’s Sponsor and Plan participants, as provided for in the Plan document.  Plan participants who have a brokerage account also pay a quarterly administrative fee.

New and Recently Adopted Accounting Pronouncements - In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965); (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  This ASU simplifies certain aspects of employee benefit plan accounting while satisfying the needs of users of financial statements, including plan participants and the Department of Labor.  The new guidance simplifies the measurement of fully benefit-responsive investment contracts and disclosures about plan investments.  It also allows plans with a fiscal year end that does not coincide with the end of a calendar month to choose a simpler way of measuring its investments and investment-related accounts.  The new standard is effective for fiscal years beginning after December 15, 2015.  Early adoption is permitted.  The Plan adopted Part II of this guidance, effective December 31, 2015, which had no material effect on the financial statements of the Plan.

Subsequent Events – The Plan Sponsor has evaluated subsequent events through June 23, 2016, the date which the financial statements were available to be issued.

3.    FAIR VALUE MEASUREMENTS

The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the methodologies used at December 31, 2015 and 2014, nor have there been any transfers between levels for the years ending December 31, 2015 and 2014. The following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.

•
Brokerage securities: comprised of cash, common stocks, and mutual funds, which are valued at the closing price reported on the active market on which the securities are traded or quoted market prices.

The table below presents by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Level 1	Level 2	Level 3	Total
2015:
IDACORP Common Stock	$75,197,627	$—	$—	$75,197,627
Mutual Funds	372,825,380	—	—	372,825,380
Brokerage Securities	5,582,665	—	—	5,582,665
Total	$453,605,672	$—	$—	$453,605,672

2014:
IDACORP Common Stock	$78,653,832	$—	$—	$78,653,832
Mutual Funds	375,077,611	—	—	375,077,611
Brokerage Securities	6,542,632	—	—	6,542,632
Total	$460,274,075	$—	$—	$460,274,075

4.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the IRC.  The Plan document includes provisions for the distribution of vested contributions in the event of the termination of the Plan.

5.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated September 18, 2013, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC.  The Plan has been amended since receiving the determination letter.  The Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the plan is no longer subject to income tax examinations for years prior to 2011.
6.     RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Mercer.  Mercer is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan offers IDACORP common stock as an investment option for participants. IDACORP is the parent company of the sponsoring employer; therefore, these transactions qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 1,105,847 and 1,188,304 shares, respectively, of common stock of IDACORP, with a cost basis of $39,768,022 and $40,358,676, respectively.

During the year ended December 31, 2015, the Plan recorded dividend income from IDACORP of $2,190,811.

7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits per the Plan’s financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$461,073,308	$467,379,805
Total deemed distributions to participants	(314,600)	(282,085)
Total net assets per the Form 5500	$460,758,708	$467,097,720

The following table reconciles the increase in net assets per the financial statements to the Form 5500:

Year ended December 31, 2015
Decrease in net assets per the financial statements	$(6,306,497)
Less: Increase in deemed distributions to participants	(14,806)
Less: Interest on deemed distributions	(17,709)
Net income per the Form 5500	$(6,339,012)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	IDACORP, Inc.	Common Stock		$75,197,627
	Vanguard	Vanguard Institutional Index Fund		39,720,411
	Dreyfus	Dreyfus Treasury Prime Cash Management Fund		37,111,011
	Dodge & Cox Funds	Dodge & Cox Income Fund		31,044,349
	Harbor Funds	Harbor Capital Appreciation Fund		28,987,008
	T. Rowe Price	T. Rowe Price Equity Income Fund		19,823,340
	Vanguard	Vanguard Balanced Index Fund		18,930,730
	Vanguard	Vanguard Mid Cap Index Fund		15,612,016
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2020		15,143,409
	Wells Fargo	Wells Fargo Advantage Fund Small Company Value I		14,584,510
	Invesco Investments	Invesco Small Cap Growth Fund		13,872,326
	Vanguard	Vanguard Total Bond Market Index Fund		10,444,100
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2035		10,288,366
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2030		10,115,318
	Artisan Funds	Artisan International Fund		9,618,586
	Invesco Investments	Invesco International Growth Fund		9,551,355
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2025		9,481,420
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2015		9,030,476
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2040		8,683,838
	Putnam Investments	Putnam Equity Income Fund		8,598,092
	Brokerage Account	Brokerage Securities		5,582,665
	Vanguard	Vanguard Small Cap Index Fund Institutional Class		5,272,813
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2045		5,161,735
	Causeway Funds	Causeway International Value Fund Institutional		4,734,926
	Dimensional Fund Advisors	DFA International Small Company Portfolio		4,730,020
	Putnam Investments	Putnam High Yield Trust		4,131,560
	Payden Funds	Payden Low Duration Fund		3,738,784
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2010		3,707,759
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2050		3,262,643
	Dimensional Fund Advisors	DFA International Small Company Fund		3,090,422
	Artisan Funds	Artisan Mid Cap Value Fund		3,043,452
	Vanguard	Vanguard Total International Stock Index Fund		2,772,316
	Putnam Investments	Putnam Global Income Trust		2,611,974
	Harding Loevner Funds	Harding Loevner Emerging Markets Portfolio		2,463,631
	Credit Suisse	Credit Suisse Commodity Return Strategy Fund Class I		1,352,161
	Wells Fargo Funds	Wells Fargo Dow Jones Target Today		1,214,454
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2055		534,731
	Wasatch Funds	Wasatch Frontier Emerging Small Countries Fund		98,816
	Baird Funds	Baird Mid Cap Fund Institutional		74,937
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2060		48,680
*	Mercer	Pending Account		138,905
* ***	Participant Loans	Maturing 2016 - 2025 at interest rates of 4.25% - 9.25%		6,361,082

				$459,966,754

* Denotes a permitted party-in-interest with respect to the Plan.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Net of $314,600 in deemed loan distributions.

SIGNATURES

 The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:	/s/ Steven R. Keen
Idaho Power Company, as Plan Administrator,
by Steven R. Keen,
Senior Vice President, Chief Financial Officer, and Treasurer

 Date:  June 23, 2016

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm